Filed by GSR III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Terra Innovatum s.r.l.

Commission File No.: 333-287271-01

In connection with industry meetings that Terra Innovatum s.rl. (“Terra”) and GSR III Acquisition Corp. (“GSR”) are having, Terra and GSR provided the following investor presentation:

I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | G S R I I I A C Q U I S I T I O N C O R P ( N A S D A Q : G S R T ) X N A S D A Q : N K L R (Proposed Nasdaq Ticker) 2025 INVESTOR DAY V I R T U A L C O N F E R E N C E

A G E N D A & S P E A K E R S Gus Garcia CO - C E O & D I R E C T O R Lewis Silberman CO - C E O & D I R E C T O R Alessandro Petruzzi (PhD) CO - F O U N D E R & C H I E F E X E C U T I V E O F F I C E R Cesare Frepoli (PhD) CO - F O U N D E R , C H I E F O P E R A T I N G O F F I C E R & L I C E N S I N G D I R E C T O R Giordano Morichi P A R T N E R , C H I E F B U S I N E S S D E V E L O P M E N T O F F I C E R & I N V E S T O R R E L A T I O N S Guillaume Moyen (MBA) P A R T N E R , C H I E F F I N A N C I A L O F F I C E R Terra Innovatum GSR III Acquisition Corp. (Nasdaq: GSRT) S P E A K E R S T O P I C Gus Garcia and Lewis Silberman Transaction Overview Alessandro Petruzzi Terra Innovatum Overview Marco Cherubini Micro - Modular Reactor Overview Massimo Morichi Safeguards & Decommissioning Cesare Frepoli Regulatory Overview Guillaume Moyen SOLO Economics / Go - to - Market Strategy Giordano Morichi Recent Company Progress Alessandro Petruzzi Closing Remarks Terra Innovatum and GSR III Q&A Marco Cherubini (PhD) CO - F O U N D E R , C H I E F T E C H N O L O G Y O F F I C E R & P R O D U C T D I R E C T O R Massimo Morichi (PhD) P A R T N E R , C H I E F S T R A T E G Y O F F I C E R & S A F E G U A R D S D I R E C T O R I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 2

For the purposes of this notice, this “presentation” will mean and include the slides, any oral presentation of the slides by members of management of GSR III Acquisition Corp . (“GSRT”) or Terra Innovatum s . r . l . (the “Company” or “Terra”) or any person on their behalf, any question - and - answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation . By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation Confidentiality : This presentation is preliminary in nature and provided solely for informational and discussion purposes only and must not be relied upon for any other purposes . This presentation is intended solely for investors that are qualified institutional buyers (as defined in Rule 144 A under the Securities Act of 1933 , as amended (the “Securities Act”)), institutional accredited investors (as defined under Regulation D as promulgated under the Securities Act) and eligible institutional investors outside the U . S . and has been prepared for the purposes of familiarizing such investors with the potential business combination (the “Business Combination”) between GSRT and the Company and related transactions, including the proposed private offering of GSRT’s or the Company’s securities (the “PIPE” and together with the Business Combination, the “Proposed Transactions”) and for no other purpose . The release, reproduction, publication or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of the Company and GSRT is unlawful and prohibited . Persons who possess this document should inform themselves about and observe any such restrictions . Each recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934 , as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder . By accepting this presentation, each recipient agrees : (i) that the information included in this presentation is confidential and may constitute material non - public information, (ii) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain and (iii) to use this presentation for the sole purpose of evaluating the Company and the Proposed Transactions . No Offer or Solicitation : This presentation and any oral statements made in connection with this presentation do not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, consent or approval in any jurisdiction in connection with the Proposed Transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction . This presentation does not constitute either advice or a recommendation regarding any securities . Any offer to sell securities pursuant to the PIPE will be made only pursuant to a definitive subscription or purchase agreement and will be made in reliance on an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering . GSRT and the Company reserve the right to withdraw or amend for any reason any offering and to reject any subscription or purchase agreement for any reason . The communication of this presentation is restricted by law ; in addition to any prohibitions on distribution otherwise provided for herein, this presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction . No Representations or Warranties : No representations or warranties, express or implied, are given in, or in respect of, this presentation or as to the accuracy, reasonableness or completeness of the information contained in or incorporated by reference herein . To the fullest extent permitted by law, in no circumstances will GSRT, the Company or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . Certain information contained herein has been derived from sources prepared by third parties . While such information is believed to be reliable for the purposes used herein, none of the Company, GSRT or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents has independently verified the data obtained from these sources or makes any representation or warranty with respect to the accuracy of such information . Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with GSRT, the Company or their respective representatives as investment, legal or tax advice . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of the Company, GSRT or the Proposed Transactions . Recipients of this presentation should each make their own evaluation of the Company, GSRT or the Proposed Transactions and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . Recipients are not entitled to rely on the accuracy or completeness of this presentation and are entitled to rely solely on only those particular representations and warranties, if any, which may be made by GSRT or the Company to a recipient of this presentation or other third party in a definitive written agreement, when, and if executed, and subject to the limitations and restrictions as may be specified therein . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . Any representations, warranties, agreements or covenants between the recipient and any parties involved in the Proposed Transactions will be set forth in definitive agreements by and among such persons . The Company and GSRT expressly disclaim any duty to update the information contained in this presentation, whether as a result of new information, future events or otherwise . Forward - Looking Statements : This presentation includes “forward - looking statements” within the meaning of the federal securities laws, including, but not limited to, opinions and projections prepared by the Company’s and GSRT’s management . Forward - looking statements generally relate to future events or the Company’s or GSRT’s future financial or operating performance, including pro forma and estimated financial information, and other “forward - looking statements” (as such term is defined in the Private Securities Litigation Reform Act of 1995 ) . For example, projections of future EBITDA, Adjusted EBITDA and other metrics are forward - looking statements . The recipient can identify forward - looking statements because they typically contain words such as “outlook,” “believes,” “expects,” “ will,” “projected,” “continue,” “increase,” “may,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negatives or variations of these words or other comparable words and/or similar expressions (but the absence of these words and/or similar expressions does not mean that a statement is not forward - looking) . These forward - looking statements specifically include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits of the Proposed Transactions and the potential success of the Company’s strategy and expectations related to the terms and timing of the Proposed Transactions . Forward - looking statements, opinions and projections are neither historical facts nor assurances of future performance . Instead, they are based only on the Company’s and GSRT’s current beliefs, expectations and assumptions regarding the future of their respective businesses and of the combined company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions . Because forward - looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s or GSRT’s control . These uncertainties and risks may be known or unknown . Factors that may cause actual results to differ materially from current expectations include, but are not limited to : changes in domestic and foreign business, market, financial, political and legal conditions ; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of GSRT or Terra is not obtained ; failure to realize the anticipated benefits of the proposed business combination ; risks relating to the uncertainty of the projected financial information with respect to Terra ; future global, regional or local economic and market conditions ; the development, effects and enforcement of laws and regulations ; Terra’s ability to manage future growth ; Terra’s ability to develop new products and services, bring them to market in a timely manner, and make enhancements to its platform ; the effects of competition on Terra’s future business ; the amount of redemption requests made by GSRT’s public shareholders ; the ability of GSRT or the combined company to issue equity or equity - linked securities in connection with the proposed business combination or in the future ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries ; and those factors described or referenced in GSRT’s final initial public offering prospectus dated November 7 , 2024 under the heading “Risk Factors,” and other documents of GSRT filed, or to be filed, from time to time with the SEC . If any of these risks materialize or the Company’s or GSRT’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward - looking statements contained herein . In addition, forward - looking statements reflect the Company’s and GSRT’s expectations and views as of the date of this presentation . The Company and GSRT anticipate that subsequent events and developments will cause their respective assessments to change . However, while the Company and GSRT may elect to update these forward - looking statements in the future, each of them specifically disclaims any obligation to do so . Accordingly, you should not place undue reliance on the forward - looking statements, which speak only as of the date they are made . D I S C L A I M E R I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 3

Use of Projections : This presentation contains financial forecasts with respect to the Company’s projected financial results . Such projected financial information constitutes forward - looking information, is included for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved . The independent auditors of the Company and GSRT have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have expressed no opinion and have not provided any other form of assurance with respect thereto for the purpose of this presentation . Financial Information ; Non - GAAP Measures : Certain of the financial information and data contained in this presentation have not been subject to a completed audit and do not conform to Regulation S - X promulgated under the Securities Act . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement or prospectus that may be filed with the Securities and Exchange Commission (the “SEC”) . This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA, Adjusted EBITDA, Adjusted Gross Profit and certain ratios and other metrics derived therefrom . The Company defines (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Adjusted EBITDA as EBITDA further adjusted by the removal of certain non - recurring costs and assumed public company costs . The Company defines Adjusted Gross Profit as revenue less cost of revenue (excluding depreciation and amortization) . These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results . Such measures may not be indicative of the Company’s historical operating results nor are such measures meant to be predictive of future results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP . You should be aware that the Company’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . As such, undue reliance should not be placed on these non - GAAP financial measures . The Company believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations . The Company believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Please refer to footnotes where presented on each page of this presentation and/or to the appendix found at the end of this presentation for more details regarding the calculations of such measures and/or for a reconciliation of these measures to what the Company believes are the most directly comparable measures evaluated in accordance with GAAP . This presentation also includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Industry and Market Data : In this presentation, the Company relies on and refers to certain information and statistics obtained from third - party sources which it believes to be reliable . Neither the Company nor GSRT has independently verified the accuracy or completeness of any such third - party information . Trademarks and Trade Names : The Company and GSRT own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses . This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with the Company or GSRT, or an endorsement or sponsorship by or of the Company or GSRT . Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, or ℠ symbols, but such references are not intended to indicate, in any way, that the Company or GSRT will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names . Additional Information About the Proposed Business Combination and Where to Find It : The parties have filed a registration statement on Form S - 4 (the “Registration statement”) that includes a preliminary proxy statement/prospectus of the SPAC . The Registration Statement is not yet effective . The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of the GSRT’s shareholders to be held to approve the Business Combination and other matters (the “Special Meeting”) . GSRT may also file other document with the SEC regarding the proposed Business Combination . GSRT shareholders and other interested person are advised to read, when available, the Registration Statement, including the proxy statement/prospectus contained therein, as well as any amendments or supplements thereto, because they will contain important information about the Business Combination . When available, the definitive proxy statement/prospectus will be mailed to GSRT shareholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting . Shareholders may also obtain a copy of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by GSRT, without charge, at the SEC’s website located at www . sec . gov . Participants in the Solicitation : GSRT, Terra and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from GSRT’s shareholders in connection with the proposed Business Combination . You may obtain more detailed information regarding the names and interests in the Business Combination of GSRT’s directors and officers in the GSRT’s filing with SEC . information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the GSRT shareholder in connection with the Business Combination will be set forth in the proxy statement/prospectus forming a part of the Registration Statement . Investors and security holders of GSRT are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that will be filed with the SEC, when they become available because they will contain important information about the Business Combination . D I S C L A I M E R I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 4

G L O S S A R Y Boiling water reactor BWR Compound annual growth rate CAGR Computational fluid dynamics CFD Code of federal regulations CFR Commercial - off - the - shelf components COTS Construction permit application CPA Environmental report ER Final environmental impact statement FEIS Fluoride salt - cooled high - temperature reactor FHR First of a kind FOAK Final safety evaluation report FSER Gas - cooled reactor GCR Gas - cooled fast reactor GFR GSR III Acquisition Corp. (Nasdaq: GSRT) GSR Gigawatt - electric GWe High - assay low - enriched uranium HALEU Helium - 3 ( 3 he) He - 3 High temperature gas - cooled reactor HTGR Initial public offering IPO Levelized cost of energy LCOE Low - enriched uranium LEU Liquid metal fast breeder reactor LMFR Micro modular reactors MMR Molten salt reactors MSR Millisievert (unit of measurement for whole body radiation dose) mSv Metric ton MT Megawatt electric MWe Megawatt thermal MWth N th of a kind NOAK Nuclear regulatory commission NRC Operating license OL Preliminary safety analysis report PSAR Pressurized water reactor PWR Terra’s SOLO micro - modular reactor SOLO Small modular reactors SMR Single responsibility principle SRP Special purpose acquisition company SPAC Terra Innovatum s.r.l. Terra Terawatt - hours TWh Verification and validation V&V I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 5

T R A N S A C T I O N O V E R V I E W I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | M A Y 2 0 2 5 | 6

G S R I I I A C Q U I S I T I O N C O R P Highly Experienced SPAC Sponsor Gus Garcia CO - C E O & D I R E C T O R Lewis Silberman CO - C E O & D I R E C T O R Anantha Ramamurti C F O , P R E S I D E N T & D I R E C T O R Yuya Orime C H I E F B U S I N E S S D E V E L O P M E N T O F F I C E R G|SPACs ▪ GSR III Acquisition Corp . completed its IPO in November 2024 with $ 230 million cash - in - trust I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 7 7 I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 7 ▪ Highly experienced sponsor team with extensive SPAC transaction credentials ▪ Previously sponsored two SPACs, including GSR II Meteora Acquisition Corp., which raised $316.25 million in February 2022 and subsequently completed its initial business combination with Bitcoin Depot, Inc. (Nasdaq: BTM) in June 2023 ▪ Members of GSRT team have also advised on 22 SPAC mergers that have closed since 2020

Solving for the World’s Growing Energy Demand at the Right Moment Terra’s simple and safe nuclear energy solution, SOLO , addresses urgent energy demands Global energy demand grew by 2.2% in 2024, faster than the average rate over the past decade. 1 Projected 50% increase in global energy demand by 2050 2 G R O W I N G N E E D F O R E N E R G Y I N N O V A T I O N Rapid AI adoption and surge in computational energy needs driving shortages in electricity supply U.S. grid infrastructure will require a doubling of existing transmission capacity to match expected 2030 demand, according to the American Society of Civil Engineers (1) IEA (2025), Global Energy Review 2025, IEA, Paris https:// www.iea.org/reports/global - energy - review - 2025, License: CC BY 4.0 (2) U.S. Energy Information Administration, International Energy Outlook 2021 Reference case I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 8

Growing Market Opportunity for Scalable Nuclear Solutions The global SMR market is projected to grow from $0.7 billion in 2025 to $2.7 billion by 2029 , at a CAGR of 41.7% (1) (1) Small Modular Reactor Global Market Report 2025. The Business Research Company. Retrieved June 19, 2025, from https:// www.thebusinessresearchcompany.com/report/small - modular - reactor - global - market - report (2) Federal funding for first small reactors survives cuts (2025, Paril 28). Industry Insight from Reuters Events, a part of Thomson Reuters. Retrieved May 23, 2025, from reuters.com/business/energy/federal - funding - first - small - reactors - survives - cuts - 2025 - 04 - 28 (3) Big Tech’s energy needs mean nuclear power is getting a fresh look from electricity providers (2024, October 17). Associated Press. Retrieved May 23, 2025, from httpsapnews.com/article/nuclear - tech - ai - data - 11baf04fc4e7e7570313d5f7e4e64eb1 / https://blog.google/outreach - initiatives/sustainability/google - kairos - power - nuclear - energy - agreement/ / https://sustainability.atmeta.com/blog/2024/12/03/accelerating - the - next - wave - of - nuclear - to - power - ai - innovation/ / https://blog.google/outreach - initiatives/sustainability/google - kairos - power - nuclear - energy - agreement/ G O V E R N M E N T F U N D I N G The U.S. Department of Energy has allocated $900 million to support SMR deployment , aiming to de - risk projects and accelerate commercialization (2) C O M M E R C I A L I N T E R E S T Tech giants like Amazon, Google, Meta, Oracle and Microsoft and many other companies exploring SMRs to meet the growing energy demands of water treatment, data centers, EV charging, manufacturing, infrastructure, utilities, AI operations, among others (3) I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 9

Low - Cost, Zero - Carbon, and Reliable Micro - Modular Nuclear Energy at the Point of Demand T E R R A I N N O V A T U M ’ S S O L U T I O N Cracked the nuclear engineering code with its SOLO TM reactor: 1MWe production using commercially available low - enriched uranium fuel BUILT - IN SAFETY CHARACTERISTICS MANUFACTURABLE IN EXISTING NUCLEAR FACTORIES STANDARDIZED, OFF - THE - SHELF FUEL AND COMPONENTS LEU TO HALEU BRIDGE I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 10

SOLO to provide a fixed energy cost of $0.07/kWh 1 across 45 years (assuming two core swaps) with further kWh cost reduction for co - generation application (electricity plus heat) R A D I O I S O T O P E S ( M E D I C A L ) E L E C T R I C I T Y ( 1 M W e ) H E A T ( 4 M W t h ) C O - G E N E R A T I O N ( 1 M W e + 3 M W t h ) (1) Key assumptions include, expected $ 17 . 5 mm sale price of SOLO, $ 100 k annual maintenance fee charged to customers, cost of fuel and other capital, transportation costs associated with the refueling, 45 years SOLO life with LEU, and yearly kWh produced of ~ 10 . 6 mm S O L O ’ S V A L U E V E R S A T I L E P R O P O S I T I O N I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 11

[TBD] (15) SOLO w/LEU (1) <15MWth Kaleidos (1.2) Odin (1.25) SOLO w/LEU (1) eVinci (5) Natrium (345) BWRX - 300 (300) IMSR (195) Hermes (140) ARC - 100 (100) Xe - 100 (80) VOYGR (77) FMR (50) Aurora (15) Aalo - 1 (10) eVinci (5) AP300 (300) LFTR (100) PWR - 20 (20) Kaleidos (1.2) SOLO w/LEU (1) SMR - 300 (300) MSR - 1 (100) Odin (1.25) Aurora (50) Can be Assembled in Existing Factories (Driver of Low Cost) No Risk of Meltdown (Unique Safety Profile) Low Enriched Uranium Fuel Readily Available Today (Driver of Low Cost) <5% Fuel n=1 U.S. SMR Universe n>20 <5MWe n=4 Source: Company websites and NRC site. https:// www.nrc.gov/reactors/new - reactors/advanced/who - were - working - with/pre - application - activities.html#gaes Note: Texts below logos indicate name of reactors, and numbers in parentheses indicate MWe. T E R R A I N N O V A T U M ’ S U N I Q U E P O S I T I O N I N G I N T H E S M R S E C T O R I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 12

Heathrow Shuts Down After Power Outage (March 2025) ▪ Led to cancellation of around 1,400 flights ▪ 63,000 homes lost power in the outage caused by fire ▪ 150 people evacuated from surrounding properties ▪ Cause remains unknown A V O I D I N G O U T A G E S W I T H S O L O S P A I N Bilbao Madrid Porto Lisbon Seville Valencia Barcelona Spanish Grid Blackout (April 2025 in Portugal & Spain) ▪ Anomalous disconnection of power plants before blackout ▪ Some power failed to help maintain an appropriate voltage ▪ Led to cancellation of around 500 flights I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 13

T R A N S A C T I O N O V E R V I E W $475 million at $10/share Equity Consideration to Existing Terra Shareholders ▪ Terra shareholders to roll over 100% of existing equity and all net transaction proceeds to be invested in the Company ▪ Terra is highly incentivized to progress through the NRC process via earn - out of 80 million shares vested equally as follows: ▪ Submittal and docketing of 75% (10 of 13) of the planned Pre - Application Topical Reports, or $12/share (1) ; ▪ U.S. NRC Docketing of the SOLO Construction Permit Application (PSAR), or $14/share (1) ; ▪ Acceptance and docketing of SOLO Test Reactor Construction Permit (FSAR and CPA), or $16/share (1) ; ▪ Issuance of Operating License (OLA) of SOLO Test Reactor, or $18/share (1) ▪ Single class of shares and straightforward corporate structure (1) Share price based earnout milestones will be achieved when respective share prices are satisfied for 5 trading days of any consecutive 20 trading day period. Key Transaction Terms Aligned with Public Investors T E R R A I N N O V A T U M ’ S U N I Q U E C O M B I N A T I O N O F A T T R I B U T E S Safety profile that can only be achieved by micro reactors Ability to use fuel and components that are all licensed today and can be sourced from various suppliers, therefore avoiding cost and delays of HALEU Small and standardized size allows for the use of the existing nuclear manufacturing supply chain without the need to build own manufacturing facilities in the near - term Behind the meter capability R E S U LT I N G I N A V E R Y L O W L E V E L I Z E D C O S T O F E N E R G Y = + + + I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 14 I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 14

V A L U A T I O N Benchmarking vs. Key Metrics Source: SEC filings and FactSet as of June 23, 2025 (1) Excludes earnout shares. (2) Terrestrial Energy announced a merger with HCM II Acquisition Corp. on March 26, 2025, and the transaction has not closed yet. E X P E C T E D F O A K / C O M M E R C I A L I Z A T I O N R E G U L A T O R Y E N G A G E M E N T P L A N F I L E D S U P P L Y C H A I N 2028 – 2029 Pre IPO Readily Available 2029 – 2030 Pre IPO Readily Available 2034 Pre IPO Molten Salt Fuel Not Readily Available 2030 – 2031 Not Yet 2027 – 2028 Pre IPO HALEU Fuel HALEU Fuel Not Readily Available Not Readily Available ( U S $ I N M I L L I O N S ) Negotiated Equity Value / At IPO Market Cap. (1) Current Market Cap. I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 15 $475 $10,380 $1,875 $8,057 $850 $1,476 $114 $925 . (2)

T E R R A I N N O V A T U M O V E R V I E W I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | M A Y 2 0 2 5 | 16

M A K I N G N U C L E A R P O W E R A C C E S S I B L E We Deliver Simple and Safe Micro - Reactor Solutions That are Scalable, Affordable and Deployable Anywhere, 1MWe at a time I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 17

(1) Nuclear Power Plants. I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 18 I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 18 Alessandro Petruzzi (PhD) CO - F O U N D E R & C H I E F E X E C U T I V E O F F I C E R Cesare Frepoli (PhD) CO - F O U N D E R , C H I E F O P E R A T I N G O F F I C E R & L I C E N S I N G D I R E C T O R Marco Cherubini (PhD) CO - F O U N D E R , C H I E F T E C H N O L O G Y O F F I C E R & P R O D U C T D I R E C T O R Giordano Morichi P A R T N E R , C H I E F B U S I N E S S D E V E L O P M E N T O F F I C E R & I N V E S T O R R E L A T I O N S Massimo Morichi (PhD) P A R T N E R , C H I E F S T R A T E G Y O F F I C E R & S O L O S A F E G U A R D S D I R E C T O R Guillaume Moyen (MBA) P A R T N E R , C H I E F F I N A N C I A L O F F I C E R 180 YEARS COMBINED YEARS OF EXPERIENCE 11+ INTERNATIONAL PATENTS H I G H L Y E X P E R I E N C E D T E A M O F N U C L E A R I N D U S T R Y E X P E R T S

T E R R A I N N O V A T U M Leading the Nuclear Revolution with a Differentiated Approach C A P I T A L I Z I N G O N A M E G A T R E N D Addressing growing demand for electricity generation with a modular low - carbon, cost - competitive and reliable solution S A F E T Y A N D S A F E G U A R D S A S T H E # 1 P R I O R I T Y Designed with specific safety and safeguard parameters to streamline regulatory approval including reactor size, power levels and real - time monitoring D E S I G N A N D U N I T E C O N O M I C S D R I V E S D I V E R S E E N D M A R K E T E X P O S U R E 10 - meter cube size and LCOE (1) of $0.07/kWh addresses key customers beyond datacenters, including industrial production and factories, rural and remote locations, mining, healthcare and radio isotope production, desalination, defense, space, and other major verticals DE - R I S K E D B U S I N E S S M O D E L Factory assembly materially reduces costs; use of low - enriched uranium (4.95% LEU) fuel and readily available components de - risks supply chain, avoids proliferation risks and further simplifies regulatory approval T E A M O F N U C L E A R V E T E R A N S Combined 180 years of experience in nuclear engineering, design, safety, operations, licensing and regulatory matters (1) Levelized cost of energy, which is defined as the average cost per kilowatt hour of electricity produced over the life of the SOLO reactor. Calculated by taking the sum of all costs like initial capital investment, operation and maintenance and fuel costs, and dividing by the expected energy production over the life of the SOLO reactor. Figure above assumes a 45 - year life for the SOLO reactor including the cost of two re - fuelings, one at year 15 and another at year 30. This LCOE doesn’t include transportation and distribution costs as SOLO is off - grid. 92 I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 19

B R O A D L Y D I V E R S I F I E D E N D M A R K E T S Ideally Suited for Multiple Applications (1) All estimates based on management's current expectations. Actual number of SOLO reactors deployed will depend on a number of external factors and may vary materially from the estimates presented here With minimal site requirements, low maintenance capital costs and long periods between refueling, SOLO is ideal for a broad and diverse set of end markets, including opportunities to support co - generation (use of power and heat) applications. I N F R A S T R U C T U R E / U T I L I T I E S ▪ Remote, Rural and Island Communities ▪ Defense Installations ▪ Water Treatment and Desalination ▪ Energy Storage / Generator Replacement ▪ Shipping Ports & Marine Terminals ▪ EV Charging ▪ Hotels / Resorts ILLUSTRATIVE PER - SITE NEED (1) 1 - 5 + S O L O s I N D U S T R I A L / F A C T O R I E S ( C O - G E N E R A T I O N O P P O R T U N I T Y ) ▪ Materials Production ▪ Manufacturing ▪ Semiconductor Fabrication ▪ Oil and Gas Operations ▪ Mining Projects 1 - 20 + S O L O s M E D I C A L / H E A L T H C A R E ▪ Hospital and Medical Facilities ▪ Radioisotope Production ▪ Pharmaceutical Facilities 1 - 5 + S O L O s D A T A C E N T E R S / A I / C R Y P T O C U R R E N C Y M I N I N G 30 - 300 + S O L O s I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 20

I L L U S T R A T I V E C U S T O M E R U S E C A S E : M I N I N G O P E R A T I O N C U R R E N T S T A N D A R D : ▪ The minerals and mining industry is a significant consumer of fossil fuels and contributor to global warming during all stages of production (ore extraction, concentration and refining) ▪ Additionally, a large number of mines are in remote (off - grid) locations, particularly those that are energy - intensive, such as gold, uranium and rare mines ▪ Pressure is growing on mining companies to decarbonize and diversify fuel sources ▪ Miners utilize both electricity and heat (drying/firing/smelting requires high temperatures) ▪ Terra Innovatum is actively engaged with key customers in this vertical ▪ Use of fossil fuel (diesel, coal, heavy fuel, etc. ) delivered via truck and stored on site to power fixed and mobile plants ▪ Electrification constrained by the access to baseload power ▪ High variability of operating costs S O L O S O L U T I O N : ▪ Individual units and/or clusters of SOLO reactors delivering electricity where needed to surface and underground mining sites ▪ Enables electrification at scale of the mobile plant (remote charging stations, trolley - systems, etc.) ▪ 45 years of baseload cost certainty ▪ Co - generation: SOLO provides electricity and heat I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 21

I L L U S T R A T I V E C U S T O M E R U S E C A S E : I N D U S T R I A L F A C T O R Y ▪ Terra Innovatum is working with a number of potential industrial customers, with a particular focus on those who can take advantage of co - generation capabilities ▪ The ability to strategically plan/forecast based on a fixed cost of electricity and heat is highly advantageous ▪ Additional benefits to customers include potential tax/carbon credits as well as a “greening” of products C U R R E N T S T A N D A R D : ▪ Use of electricity and heat from utilities, subject to cost inflation and reliability concerns S O L O S O L U T I O N : ▪ SOLO can be dispatched across the plant where power is needed ▪ SOLO can deliver electricity, heat and can be used as a co - generation unit (electricity + heat) I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 22

I L L U S T R A T I V E C U S T O M E R U S E C A S E : H E A L T H C A R E ▪ The healthcare industry represents a key end market for Terra Innovatum ▪ Users can utilize both electric and thermal (co - generation) output to power and heat facilities ▪ 100% uptime is critical; a SOLO reactor renders backup generators obsolete/unnecessary ▪ Additionally, the SOLO reactor produces radioisotopes for oncological applications ▪ Proximity of production is key given short half - life C U R R E N T S T A N D A R D : ▪ Standard hospital connected to grid managing power - supply disruptions with diesel generators S O L O S O L U T I O N : ▪ Cluster of SOLO reactors delivering electricity and heat ▪ Radioisotopes I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 23

Small, Safe, and Factory Assembled – Design Completed G E N E R AT E S 1 M W e / 4 M W t h R U N S 2 4 / 7 R E M O T E LY O P E R AT E D N O E X P L O S I O N R I S K N O P R O L I F E R AT I O N R I S K N O E M E R G E N C Y Z O N E A R E A 1 0 M X 1 0 M X 1 0 M S I Z E 1 (1) The dimensions include the biological shield I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 24

M O D U L A R B Y D E S I G N Scalable in Power, Cost, and Footprint UP TO 1GWe 3MWe - 12MWth B E N E F I T S O F M O D U L A R I T Y | Scalability | Redundancy | Standardized Construction | Proximity I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 25

R A D I O I S O T O P E P R O D U C T I O N ▪ An ideal platform (small and deployable anywhere without an emergency planning zone) for large scale production of medical radioisotopes (e.g. Tc99) ▪ Easily accessible channels inside the reactor (as part of the basic design) purposed for material transmutation ▪ Suitable for a wide spectrum of radioisotope production ▪ Significant potential revenue stream I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 26

K E Y A D V A N T A G E S O F S O L O Note: Scales are approximated figures for illustrative purposes Source: Company management and suppliers U R A N I U M E N R I C H M E N T Less than 5% Enriched E L E C T R I C I T Y ( M W e ) 5MWe or Less T H E R M A L ( M W t h ) 15MWth or Less X - LARGE LARGE SMALL MINI MICRO X - LARGE LARGE SMALL MINI MICRO (500 - 1,000) (200 - 500) (50 - 200) (15 - 50) (4 - 15) (150 - 300) (50 - 150) (15 - 50) (5 - 15) (1 - 5) 10 - 19.9% 5 - 10% <5% ▪ Small scale – ability to assemble / manufacture in existing factories ▪ Major driver of low cost ▪ No meltdown risk ▪ Facilitates no exclusionary boundary zone ▪ Can utilize off - the - shelf / approved fuel ▪ Proliferation concerns are orders of magnitude lower (Megawatt Electric) I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 27 (Megawatt Thermal) (Enrichment)

Bottom line: Terra's fuel flexibility significantly reduces time to market risk by being able to operate with LEU, while at the same time enjoying all the benefits of HALEU once it becomes widely available (1) Based on the neutronics analysis, with the use of HALEU, SOLO could either (i) operate at a large power output of 20MWth for 15 - years, or (ii) operate at the same power output of 4MWth for ~70 years. Increasing the power output, however, would require a change to the design of the reactor, while operating at the same power for a longer period of time would not require such design changes. ▪ SOLO provides the only platform to be able to transition from currently licensed fuel products (LEU) to future fuel products and supply (HALEU) ▪ LEU: can operate for ~15 years without need for refueling ▪ HALEU: can operate for ~70 years without need for refueling (1) ▪ As of today, certain non - fuel materials would need to be replaced at ~45 years ▪ SOLO can also benefit from current and future accident tolerant fuel (ATF) solutions related to new clad material, which would allow an increase of the average working temperature, consequently improving the thermodynamic efficiency and possibly extending its industrial applications F U E L C Y C L E A N A L Y S I S 15 30 15 0 10 20 30 40 Years 70 (1) 50 60 70 80 HALEU LEU P=4MWth P=4MWth P=10MWth P=20MWth fills the gap between the current use of standard LEU and HALEU B U I L T O N W I D E L Y A V A I L A B L E L E U F O R W A R D - C O M P A T I B L E W I T H H A L E U I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 28

I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 29 MWe (Low) MWe (High) HALEU / TRISO Natrium (345) LMFR SMR - 300 (300) PWR AP300 (300) PWR EM2 (265) (1) GFR IMSR (195) MSR Hermes (140) FHR ARC - 100 (100) LMFR MSR - 1 (100) MSR LFTR (100) FHR Xe - 100 (80) HTGR VOYGR (77) PWR FMR (50) GFR PWR - 20 (20) PWR [TBD] (15) PWR Aurora (15) LMFR Aalo - 1 (10) LMFR eVinci (5) N/A Kaleidos (1.2) HTGR Odin (1.25) LMFR SOLO w/LEU (1) GCR GCR: Gas - Cooled Reactor HTGR : High Temperature Gas - Cooled Reactor BWR : Boiling Water Reactor PWR : Pressurized Water Reactor GFR : Gas - Cooled Fast Reactor FHR: Fluoride Salt - Cooled High - Temperature Reactor LMFR : Liquid Metal Fast Breeder Reactor MSR : Molten Salt Reactors O N L Y M I C R O - M O D U L A R R E A C T O R C O M P A N Y U S I N G L E U LEU BWRX - 300 (300) BWR Source: Company websites and NRC site. https:// www.nrc.gov/reactors/new - reactors/advanced/who - were - working - with/pre - application - activities.html#gaes Note: First rows indicate name of reactors, and numbers in parentheses indicate MWe. Second rows indicate coolant technologies. (1) Utilize both HALEU and LEU

Note: Terra has initiated supply discussions and has already signed MOUs with some of the suppliers shown above. FUEL MODERATORS COOLANT & SHUTDOWN SYSTEM REACTOR VESSEL SHELL, METALS, DRUMS, PIPING, I&C ASSEMBLY GENERATOR, TURBINE & PUMPS CONCRETE & AIR CIRCULATION S U P P L I E R S U S E O F R E A D I L Y A V A I L A B L E I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 30 C O M P O N E N T S S I M P L I F I E S R E G U L A T O R Y A N D C O M M E R C I A L P R O C E S S

S T R E A M L I N E D D E P L O Y M E N T Efficient Process from Factory to Power S T A N D A R D I Z E D P R O D U C T I O N ▪ Third - Party Manufacturing ▪ Delivery ▪ On - Site Final Assembly ▪ Prefabricated Concrete Blocks ▪ Connection to the End - User via Balance of Plant Rendering: On - Site Assembly of 2 SOLO Units (1MWe/4MWth Each) The image depicts a future scenario where SOLO reactors are integrated into a mixed - use development, combining residential and commercial spaces powered by the micro reactor technology I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 31

Built For Rapid & Scalable Commercialization at Low Costs 2025 2 0 2 5 / 2 0 2 6 2027 2028 J A N U A R Y Regulatory Engagement Plan Filed with NRC L A T E - Y E A R Estimated operating license approval M I D - Y E A R Estimated commercialization of first SOLO O N G O I N G > > > Continue building supply chain through partnerships and engaging with potential customers 2 0 2 9 + Scale to 1,000 SOLOs per year >>> O F F - T H E - S H E L F C O M P O N E N T S C O M M E R C I A L L Y A V A I L A B L E F U E L F A C T O R Y A S S E M B L E D R E P E A T A B L E D E S I G N I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 32

M I C R O - M O D U L A R R E A C T O R O V E R V I E W I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 33

(1) Light Water Reactors. S O L O M I C R O - M O D U L A R R E A C T O R Key Features 7.9 ft (W) x 7.9 ft (D) x 21.3 ft (H) O V E R A L L D I M E N S I O N S 1 MWe E L E C T R I C I T Y C A P A C I T Y 4 MWth T H E R M A L C A P A C I T Y UO 2 Pellets (4.95% U - 235), Zircalloy clad (same as operating LWRs (1) ) F U E L R O D S O P E R A T I N G C Y C L E A solid heterogenous matrix made of Beryllium and Graphite M O D E R A T O R 15 years without refueling (45 years with refueling) Helium C O O L A N T Total less than 133k lbs (Reactor core is less than 44k lbs) W E I G H T M A N U F A C T U R I N G Behind the meter application and off - grid use cases U S E C A S E M U L T I - P U R P O S E Electricity, heat source, material test reactor, radioisotope production for medical use I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 34 Assembled in a factory and transportable

H O W I T W O R K S U P P E R P L E N U M C O O L A N T C H A N N E L C O O L A N T C H A N N E L L O W E R P L E N U M Heat is transferred to cooling loop for power generation Hot coolant exits the core Heat from core is transferred to the coolant Cold coolant enters the core Coolant Inlet C O R E Reactor Vessel Shell Integrated Radiological Containment Heat Generation and Removal I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 35

H O W I T W O R K S Multiple Redundant Shutdown Mechanisms C O N T R O L S Y S T E M 12 Control Blades ▪ Compensate for excess reactivity ▪ 12 blades used ▪ 8 out of 12 blades are sufficient to shut down the reactor (N+4 redundancy) He - 3 Injection System S A F E T Y S H U T D O W N S Y S T E M S ▪ Injected in the six channels of the first radial ring ▪ High sub - criticality reached 12 Shutdown Blades ▪ 12 blades used ▪ 8 out of 12 blades are sufficient to shut down the reactor (N+4 redundancy) 12 Shutdown Drums ▪ 12 drums block with absorbing material above ▪ Extraction of the reflector and insertion of absorbing materials ▪ 6 out of 12 drums are sufficient to shut down the reactor (N+6 redundancy) 6 Shutdown Pellets ▪ 6 absorbing cylinders inserted in the 6 safety channels of the first ring ▪ 2 out of 6 pellets are sufficient to shut down the reactor (N+4 redundancy) I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 36

M O N O L I T H Biological Shield & Decay Heat Removal System (1) SOLO TM ’s annual radiation is 0.01 mSv while the annual limit for general public is 1 mSv, according to NRC Occupational Dose Limits. Heat removal for normal and accident conditions based on natural convection ▪ Decay heat can be removed by forced circulation even though natural circulation is sufficient ▪ The amount of decay heat the day after a reactor is shut down is equivalent to the heat generated from ~10 bread toasters Biological Shield ▪ Effective dose below the public exposure limit of 1 mSv/year ▪ Even continuous (24/7, 365 days) exposure complies with safety regulations (1) M O N O L I T H : An 8.2 ft (2.5m) Thick Concrete Block Emergency Zone Plan Limited to “Operations Boundary” 2.5m I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 37

(1) https://explorenuclear.com/maps/map - of - us - nuclear - sites/. Texas A&M and Kairos Power (Oak Ridge) has 2 reactors. 6MWth U S R E S E A R C H & T E S T R E A C T O R S (1) 30+ Research Reactors in university campuses and laboratories close to densely populated areas. P R E S E N C E O F R E S E A R C H R E A C T O R S ( R R ) I N U R B A N A R E A S I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 38

S A F E G U A R D S & D E C O M M I S S I O N I N G I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 39

T E R R A N U C L E A R S A F E G U A R D S ▪ Detect the diversion of nuclear material in the manufacturing of nuclear weapons ▪ Deter the diversion of nuclear material by risk of early detection ▪ Ensure all nuclear activity a state undertakes is for peaceful purposes and that a state is not engaging in illicit nuclear activities ▪ Embedded safeguard - by - design is a long - term moat for SOLO in global markets ▪ Non - proliferation compliance is a key differentiator ▪ Regulatory headwinds for other market participants without built - in safeguards will delay deployment by years ▪ Higher - enrichment fuels (e.g., TRISO) face even greater regulatory scrutiny and delays ▪ SOLO is positioned to lead in emerging/frontier markets due to streamlined approvals ▪ Global dominance in MMR will go to those who master international safeguard standards ▪ Safeguards are like inflation overlooked until they become critical SOLO Decreases Inspection Complexity ▪ Easy for SOLO using LEU (<5% U235), but complex for HALEU and TRISO (20% U235) to be safeguarded during different phases and during inspections: I. At storage and before loading II. When loaded in the reactor III. During transportation IV. During operation Safeguards by design approach used by SOLO is an approach to reactor design that considers each of these elements early in the design phase to develop safe, secure, and economically competitive reactors Safeguards Critical for Independent Verification I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 40 Advantages of SOLO’s Built in Safeguards

C O R E R E A C T O R & S A F E G U A R D S V E R I F I C A T I O N C O M P U T E R C O D E S E R P E N T ▪ SOLO will include safeguards based on the Fuel Verification system implemented by IAEA ▪ SOLO features 4 - 8 safeguards reactor channels around the core with gamma and neutron multiplicity counting allowing unique fingerprint of in - core fuel presence ▪ Measurement channels are transmitting in real time to IAEA Headquarter with data encryption and possible authentication via satellite ▪ System is locked and sealed in an anti - tampering housing and allow on - site inspection verification I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 41

D E C O M M I S S I O N I N G ▪ SOLO core can be removed from reactor assembly ▪ SOLO core fits into commercial - off - the - shelf cask ▪ SOLO heat load is very low, no need to spend cooling time in Spent Fuel Pool ▪ SOLO heat load significantly below limits of commercial off - the - self dry casks ▪ Package approved for: transport by rail, truck, or marine transport ▪ Transport cask consists of a containment boundary, structural shell, gamma shielding material and solid neutron shield LEAKTIGHTNESS MONITORING I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 42 VENT ORIFICE STEEL LID 2 METALLIC GASKETS BASKET FOR 32 PWR ASSEMBLIES TRUNNIONS HEAT CONDUCTORS PROTECTIVE COVER DRAIN ORIFICE NEUTRON SHIELDING CONTAINMENT VESSLE MULTILAYER STEEL BODY NEUTRON SHIELDING OUTER SHELL Storage of End - of - Life Core Meets all the Normal and Accident Condition Design Loads (10 CFR 71 Requirements)

▪ Low - leakage, Extended - life, Low - enrichment Thermal Reactor ▪ Control and Shutdown system ▪ Reactor Vessel Shell / Integrated Radiological Containment ▪ Radioisotope production system (medical) ▪ Safeguards by Design ▪ Monolith (Biological Shield) ▪ Integrated Decommissioning 7 Provisional Patents Filed (2025) I N T E L L E C T U A L P R O P E R T Y & T O P I C S O F P R O V I S I O N A L P A T E N T S F I L E D I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 43

R E G U L A T O R Y I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 44 O V E R V I E W

K E Y H I S T O R I C A L M I L E S T O N E S 2018 ▪ Literature Research ▪ Conceptualization ▪ Definition of high - level requirements ▪ Preliminary definition of microreactor features 2 0 2 5 P L A N ▪ Nuclear Components, ▪ ST - 1: Early Demonstrator (Electric) ▪ Submittal of licensing documentation (phase 1) ▪ Fund raising ▪ USNRC Regulatory ▪ Product Definition & Optimization ▪ Techno - Economic Analysis 2024 2019 2020 2021 2022 2023 ▪ Development of the requirements ▪ Reactor physics analysis ▪ Preliminary selection of materials ▪ Reactor physics and market availability of selected materials ▪ Concept design available ▪ TINN Foundation improvements ▪ Iterations on materials availability Detail Design ▪ Assembly process Engagement Plan ▪ Supply Chain and ▪ Introduction of safeguards in the configuration ▪ Thermal analysis ▪ Reactor physics and thermal analysis thermal analysis feasibility concept ▪ Finalization definition Industry Partnerships design configuration iterative design ▪ Assessment of of high - level ▪ Preliminary cost evaluation ▪ SOLO Preliminary design ▪ Reactor physics ▪ Structural Mechanics analysis ▪ Review of SOLO design requirements ▪ Advanced design ▪ Technology De - Risk ▪ Techno - Economic Analysis ▪ Preliminary Decommissioning design 1,200 1,200 1,200 1,440 2,280 4,320 5,520 >20,000 Highlights In Progress T E C H N O L O G Y P R I N C I P L E E V A L U A T I O N D E S I G N P R O G R E S S L I C E N S I N G & I N D U S T R I A L P A R T N E R S H I P S M I C R O R E A C T O R H I G H L E V E L R E Q U I R E M E N T S M I C R O R E A C T O R F E A S I B I L I T Y S T U D I E S S T A R T O F D E S I G N PHASES P R E L I M I N A R Y D E S I G N S U B M I T T A L O F L I C E N S I N G D O C U M E N T A T I O N T E C H N O L O G Y M I L E S T O N E S M A N H O U R S I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 45

(1) Company websites and NRC site. (https:// www.nrc.gov/reactors/new - reactors/advanced/who - were - working - with/pre - application - activities.html#gaes) MMR refers to Micro Modular Reactors T E R R A I N N O V A T U M P R E - A P P L I C A T I O N J A N U A R Y 2 0 2 5 : S U B M I T T A L F O R S O L O M M R 1 W I T H U . S . N R C NRC Reactor Licensing Process | 10 CFR Part 50 I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 46

Earnout #3 Earnout #2 S O L O M M R D E P L O Y M E N T S C H E D U L E Earnout #1 Earnout #4 Apr 2026 Jul 2026 Apr 2027 Jul 2027 CPA Part 1 (Pre - Application Reports) Fabrication, Transportation, Assembly on Site of SOLO FOAK Site Identification and Permit Application SOLO Test Program PSAR Review and Update and NRC CP Approval CPA Part 2 (PSAR Preparation) OLA Preparation OLA Review (NRC) SOLO FOAK Startup Industrialization (NOAK) Category Licensing Testing Operations Site Fabrication & Assembly I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 47

S O L O E C O N O M I C S G O - T O - M A R K E T S T R A T E G Y I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 48

Ownership Model ▪ Autonomous energy baseload at fixed price for 15 to 45 years Off - Grid ▪ No transmission / distribution costs and taxes Smaller Scale ▪ Less complexity and faster assembly / deployment Existing Supply Chain I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 49 ▪ Utilization of standard LEU fuel and components ▪ Require less R&D and licensing efforts K E Y F A C T O R S P R I C I N G A N D F O R C O M P E T I T I V E E L E C T R I C I T Y S T R O N G U N I T E C O N O M I C S

Source: U.S. Energy Information Administration (Average Price of Electricity to Ultimate Customers by End - Use Sector). (1) Represent average monthly average price in 2024 from respective states. (2) SOLO’s expected electricity cost is based on the 45 - year period with LEU. Assumes yearly kWh produced of ~10.8mm. (3) Assume 25 – 28% efficiency and $25MWh thermal cost. The analysis does not include client specific ancillary cost for delivery. Actual costs could vary materially between clients and are based on a number of external factors. (4) Carbon tax credits incentivize carbon capture and storage, offering tax benefits for projects that capture, utilize, or store carbon dioxide, promoting emissions reductions and climate action. Average Price Paid by Commercial Customers in US (2024) (1) Co - Generation of Degraded Heat Can Further Enhance Cost Effectiveness Average Price Paid by Industrial Customers in US (2024) (1) I L L U S T R A T I V E N E T C O S T P E R ($ / kWh) kWh (3) Potential carbon tax credits (4) can provide additional savings, depending on the region $0.07/kWh (2) $0.07/kWh (2) M A X : $0.39 / kWh M I N : $0.07 / kWh M A X : $0.34 / kWh M I N : $0.06 / kWh M E D I A N : $0.12 / kWh M E D I A N : $0.08 / kWh $0.08 $0.07 $0.06 $0.05 $0.04 $0.03 $0.02 $0.01 $0.00 2.5MWth 2.0MWth 1.5MWth 1.0MWth 0.5MWth No Heat Required Thermal Power HI CA AK CT RI MA NH VT NY ME DC NJ MI AL MD WI IN AZ MN TN DE MS CO MT IL WV KY KS FL GA PA OR OH SD NM NC SC WA NV LA IA AR MO WY ID VA OK TX NE UT ND HI CA RI AK MA CT NH ME NJ VT DC MD IL MN NY VA CO FL WI NV SD MI DE AZ IN WY OR MO PA WV NC KS MT NE ID ND AL OH GA UT IA SC MS AR KY WA TX TN OK LA NM S O L O T O O F F E R B E L O W A V E R A G E E L E C T R I C I T Y P R I C E S I N M O S T S T A T E S I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 50

▪ Even in states where the average cost of power paid by commercial and industrial customers is relatively low, there is a wide variance around those averages ▪ In WA for example, industrial customers pay an average of 7 cents per kWh, but ~34% of customers pay an average of 9 cents or higher (~30%+ more than average) (1) ▪ 3,187 customers @ 12 cents ▪ 140 customers @ 10 cents ▪ 5,562 customer @ 9 cents Washington State Industrial Customers by Utility (1) Source: U.S. Energy Information Administration. (Form EIA - 861, Sales by Ultimate Customers) (1) Data as of 2023. Only includes Bundled service types. Daily average use is calculated by dividing MWh by Count and assume 365 days a year. W I D E V A R I A N C E I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 51 I N P O W E R P R I C E S P A I D W I T H I N A S T A T E

Note: Other Costs include all capital costs, including balance of plant, contingency and transportation costs. For each respective time period, LCOE defined as total capital and maintenance costs, divided by total kWh produced. Unit economics and LCOE calculations do not include annual license or decommissioning fees. (1) Unit economic estimates are presented for illustrative purposes only and is subject to change based upon a number of external factors and may vary materially from the estimates presented here. (2) Nth - of - a - Kind. (3) Levelized Cost of Energy. (4) Includes cost of fuel and other capital and transportation costs associated with the refueling. Assumes yearly kWh produced of ~10.6mm. (5) Assumes that in the future HALEU can be obtained at similar cost of LEU today; no refueling required during the 45 - year period when using HALEU. Assumes yearly kWh produced of ~10.8mm. U N I T E C O N O M I C S Illustrative Unit Economics (1) (First 15 Years) NOAK (2) (At 1,000 Units) $17.5 $19.0 $1.5 $3.5 $8.0 $0.8 $6.7 Sale of SOLO Service Revenue Total Revenue Fuel Cost Other SOLO Service Cost Costs Unit - Level Cashflow Assumptions and Cashflow Margins I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 52 ▪ Assumes $100K annual maintenance, remote performance and safeguard monitoring ▪ Unit - level cashflow margin ▪ At 1,000 units: 35% of revenue ▪ At 10,000 units: 55% of revenue Direct User Final Electricity Cost Calculations (LCOE (3) ) ▪ For a direct user of a SOLO, the final electricity cost is equal to the LCOE ▪ 45 Years (assuming 2 refuelings): $0.07/kWh (4) ▪ 45 Years (using HALEU): $0.045/kWh (5)

G L O B A L E X P A N S I O N A N D G O - T O M A R K E T S T R A T E G Y Terra Will Pursue Global Expansion Source: Goldman Sachs Research. PRIS, WNA Opportunity for SOLO Micro Modular Reactors M A T U R E M A R K E T D R I V E R S High electricity costs and decarbonization goals are accelerating the demand for clean, scalable energy - especially in countries with aging grid infrastructure, limited space for new power generation and heavy dependance on imported energy I. Europe and UK: Industrial and commercial electricity prices average around €0.19/kWh (>$0.20/kWh USD), driving interest in cost - effective alternatives; specifically for net energy importing countries II. Japan: Historical electricity costs for industrial and commercial users exceed $0.15/kWh USD, highlighting the need for efficient, localized generation S O L O ’ S V A L U E P R O P O S I T I O N In regions with limited nuclear infrastructure or skilled labor, SOLO’s autonomous operation and remote monitoring make it an ideal solution for decentralized, low - maintenance power E M E R G I N G A N D F R O N T I E R M A R K E T S G R O W T H O U T L O O K I. Africa & Southeast Asia: Strong growth potential anticipated. The World Bank’s recent commitment to supporting civil nuclear programs is expected to accelerate the adoption of MMRs like SOLO II. Middle - East: Countries in the Middle - East are rapidly transitioning to CO ₂ - free power. The UAE already sources 25% of its electricity from nuclear, and regional momentum is growing. Non - proliferant solutions such as SOLO will unlock the deployment of civil nuclear III. Saudi Arabia & U.A.E.: Deployment of large AI - driven data centers and diversification into non - oil sectors (e.g., mining, industrial, manufacturing, tourism) presents a compelling opportunity for SOLO’s clean, scalable and reliable power solutions Nuclear power generation is forecast to grow in every region I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 53

Source: US Department of Energy Advanced Nuclear Commercial Liftoff Report; https://liftoff.energy.gov/advanced - nuclear - 2/ Note: The chart above is adjusted by Terra Innovatum from the original report In - House Outsourced Terra will sell reactors to their customers and be responsible either directly, or indirectly, for quarterbacking the entire process from start to finish, including site development, project management, constructing, installing, operating, supervising and monitoring the reactor Terra’s flexible ownership model will aim to suit a variety of customer needs P R O J E C T M A N A G E M E N T Reactor Design Licensing And Site Development Project Management Contract Manufacturing / Assembly / Installation Own (And/Or Invest Equity) Operate, Monitor & Safety Supervision Offtake Contractors (CAPEX Light) Customers Customers T E R R A I N N O V A T U M L E A D S A L L V A L U E C R E A T I O N P R O C E S S E S T H R O U G H O U T O P E R A T I O N S I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 54

E S T I M A T E D C O S T T O F O A K (First - of - a - kind) 2 0 2 5 2 0 2 6 2 0 2 7 - 2 0 2 9 $ 3 5 M – $ 4 0 M $ 3 0 M – $ 3 5 M Estimated required capital for direct and indirect engineering and licensing costs, FOAK construction costs, and working capital (1) (1) Does not include transaction costs in the assumed working capital. Estimated Production Capacity Based on the current discussion with potential contract manufacturers, we expect to have an annual capacity for 400 SOLOs After 2 years and with additional working capital or co - investment, capacity can rise to 800 – 1,000 units annually To increase the capacity by 10x and reach 10,000 units production capacity, an estimated additional 3 years would be required I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 55

R E C E N T I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 56 C O M P A N Y P R O G R E S S

B U I L D I N G A R E S I L I E N T S U P P L Y C H A I N Paragon Energy Solutions ▪ Provider of Instrumentation and Control (I&C) and Safety Systems ▪ Strategic manufacturing partner enabling scalable production of SOLO MMR components ▪ Secures supply chain and fabrication capacity critical for commercial deployment for FOAK and NOAK Upcoming Partnerships Recent Partnerships 4x Supply Chain (Fuel, Key Components) 2x Defense & Site Safeguards & 24/7 IAEA Monitoring 2x International Laboratories I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 57

C U S T O M E R S D I S C U S S I O N S Strong market momentum and initial interest for SOLO across the World P R E D O M I N A N T S E C T O R S Large - Scale Residential I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 58 Oil & Gas & Mining Operations Large Scale Infrastructure Data Centers & Hyperscalers P E R G E O G R A P H I C A L R E G I O N 200 Mwe – 1 GWe

C L O S I N G I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 59 I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 59 R E M A R K S

T E R R A I N N O V A T U M ’ S D I F F E R E N T I A T E D S O L U T I O N I S B U I L T S C A L A B I L I T Y A N D R A P I D F O R S A F E T Y , D E P L O Y M E N T SOLO has a de - risked regulatory and commercial pathway: built using off - the - shelf components, utilizes available fuel, and is designed to be inherently safe SOLO can run 24/7 without refueling for up to 45 years (assuming core swaps) at a levelized cost of energy of $0.07/KWh Use of existing supply chain and micro modular size enables rapid deployment at a low cost to meet a variety of customer needs SOLO design completed, engagement plan submitted to NRC and on track for commercial deployment by 2028 Strong early interest from industrials, manufacturers, and governments/ public sector I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 60

Q & A I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 6 1 61 I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 61

Investor Relations Contacts Giordano Morichi Partner, Chief Business Development Officer & Investor Relations Terra Innovatum S.r.l. E: g.morichi@terrainnovatum.com Nicholas Hresko - Staab Vice President Investor & Media Relations Alliance Advisors IR E: TerraIR@allianceadvisors.com I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 62

A P P E N D I X I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 63 I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 63

T R A N S A C T I O N O V E R V I E W Terra Innovatum to Go Public on Nasdaq Via Public Combination with GSR III Acquisition Corp. (Nasdaq: GSRT) ▪ Equity consideration to existing Terra Innovatum shareholders of $475 million, or 47.5 million shares at closing ▪ In addition, 80 million shares will vest to existing Terra shareholders equally at illustrative pro forma share prices of $12, $14, $16, and $18 per share or certain regulatory engagement milestones ▪ Terra shareholders to roll over 100% of existing equity and all net transaction proceeds to be invested in the Company ▪ Anticipate raising committed financing in connection with the De - SPAC transaction ▪ Terra Innovatum shareholders and GSR III Sponsor will be subject to a staged lock - up released equally in four tranches that line up with quarterly earnings post closing (1) Key Transaction Terms (1) Subject to 1st earnings release occurring at least 120 days after closing. Lock - up shares are subject to early releases at $12, $14, $16, and $18 per share at the discretion of the independent board of directors (2) Assumes no redemptions (3) Excluding additional shares to be vested to the existing Terra Innovatum shareholders, deferred founder shares, and anticipated committed financing. Assumes no redemptions of the cash in trust (4) Includes public rights, private placement rights and Class A shares underlying the private placement units (5) GSR III Sponsor to defer 10% of its sponsor shares Sources GSRT Cash - in - Trust Terra Innovatum Equity Rollover $230 475 Total Sources $705 Uses Terra Innovatum Equity Rollover Cash to Balance Sheet Cash Fees & Expenses $475 215 15 Total Sources $705 Illustrative Post - transaction Ownership (3) Illustrative Sources and Uses (2) (Shares in millions) Shares Issued to Terra Innovatum 47.5 60% SPAC Shares (incl. Rights) (4) 26.8 34% Sponsor Shares (5) 5.2 7% Total Pro Forma Shares 79.4 100% I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 64

T H E R M A L : H I G H - F I D E L I T Y E V A L U A T I O N M O D E L C O M P U T E R C O D E C F D & R E L A P ▪ Nearly uniform temperature distribution across the reactor. ▪ Minimal structural thermal loads. ▪ Nominal Temperatures (SOLO Base - Line*) I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | 65 ▪ Max clad temperature = 750K ▪ Coolant Inlet temperature = 550K ▪ Coolant outlet temperature = 650K ▪ Gas cooling (single - phase) and thermal conduction across the structures. Physics - based and low uncertainties in modeling and simulation (CFD) ▪ Minimum V&V and highly transparent safety case *SOLO Baseline: SOLO - X1 - Power - class 1.0 MWe/4.0 MWth (Target 2028)

I N V E S T O R P R E S E N T A T I O N | J U N E 2 0 2 5 | © 2025 by Terra Innovatum, All Rights Reserved. The content provided in this presentation is for informational purposes only and is intended to offer general information about Terra Innovatum, its business, its products and its services. The information contained herein does not constitute an offer to sell or a solicitation of an offer to purchase any products or services. Photos and descriptions on the presentation are purely indicative of the possible services and products of Terra Innovatum and do not intended to infringe on any copyrights or intellectual property rights nor imply any obligation to actually render said services and products now or in the future. Nothing on this presentation is intended to market, advertise, promote, or in any way provide information on the products or services of Terra Innovatum in any jurisdiction or country where such activities are not permitted by law. Terra Innovatum does not seek to engage in any commercial activities in jurisdictions or countries where its products or services are not authorized. W W W . T E R R A I N N O V A T U M . C O M N A S D A Q : N K L R (Proposed Nasdaq Ticker)